

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2023

Erwin Haitzmann
Chairman of the Board and Co Chief Executive Officer
CENTURY CASINOS INC /CO/
455 E. Pikes Peak Ave. Suite 210
Colorado Springs, Colorado 80903

Re: CENTURY CASINOS INC /CO/
Registration Statement on Form S-3
Filed June 6, 2023
File No. 333-272437

Dear Erwin Haitzmann:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-4079 or Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jeffrey A. Sherman, Esq.